Monthly Report - February, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (1,091,541)        4,804,865
Change in unrealized gain (loss) on open            2,492,983          757,392
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.           (317)           24,342
      Treasury obligations
Interest Income 			               20,693           43,859
Foreign exchange gain (loss) on margin deposits      (19,156)         (22,634)
				                 ------------    -------------
Total: Income 				            1,402,662        5,607,824

Expenses:
   Brokerage commissions 		            1,146,254        2,309,768
   Management fee 			               32,480           64,188
   20.0% New Trading Profit Share 	               13,117           69,193
   Custody fees 		       	                  579            1,290
   Administrative expense 	       	              102,763          205,361
					         ------------    -------------
Total: Expenses 		                    1,295,193        2,649,800
Net Income(Loss)			   $          107,469        2,958,024
for February, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (218,742.320    $     5,589,004    235,984,199    241,573,203
units) at January 31, 2015
Addition of 		 	             39        569,225        569,264
435.878 units on February 1, 2015
Redemption of 		 	              0    (7,030,816)    (7,030,816)
(6,449.904) units on  February 28, 2015*
Net Income (Loss)               $        28,749         78,720        107,469
for February, 2015
         			   -------------   -------------   -----------


Net Asset Value at February 28, 2015
(212,791.153 units inclusive
of 62.859 additional units) 	      5,617,792    229,601,328    235,219,120
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2015 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (0.02)% 	   1.12%  $    1,083.90	  195,999.799 $   212,445,116
Series 2       0.27% 	   1.46%  $    1,319.37	       39.121 $        51,615
Series 3       0.28% 	   1.49%  $    1,335.07	   14,323.778 $    19,123,219
Series 4       0.51% 	   2.20%  $    1,482.08	    2,428.455 $     3,599,170

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			March 11, 2015
Dear Investor:


The Trust's trading results were slightly profitable in February as profits from trading equity futures were slightly outweighed by losses from trading energy and grain futures and currency forwards. Meanwhile, trading of interest rate, metal, soft and livestock futures were essentially flat.

Continued accommodative monetary policy worldwide, together with some improvement in economic data from the U.S., the euro area and Japan, led to broad based gains on long positions in U.S., European and Japanese stock futures. Long positions in Australian, Canadian, Chinese, and Hong Kong equity futures were also profitable in the wake of recent easing moves by the Central Banks of Australia, Canada, and China. A short vix trade registered a gain as volatility fell.
Despite the presence of global excess production and increasing crude inventories, energy prices bounced higher and a short Brent crude trade was unprofitable, perhaps because of supply disruptions in Libya and Iraq. Harsh winter weather buoyed the prices of heating oil and natural gas, generating losses on short positions. Short RBOB gasoline and London gas oil trades were also unprofitable.

Grain prices recovered a bit as the USDA projected a reduction in acreage plantings for the current crop year, and short corn, wheat, soybean and soybean oil trades produced a fractional loss.
Solid U.S. employment data and Fed Chairman Yellen's Congressional testimony suggesting that the timing of official interest rate increases will be data dependent led to some selling of U.S. interest rate futures. Consequently, long positions in U.S note, bond and short term futures were unprofitable. On the other hand, the ECB's QE program and numerous official rate cuts elsewhere in Europe combined with deflation in headline CPI to produce offsetting gains on long positions in German, French and Italian interest rate futures. A long position in the Canadian bond future was profitable in the wake of the Bank of Canada's rate cut and persistently low inflation.

Currency trading was volatile. A temporary solution to the Greek crisis and a tentative Russia/Ukraine ceasefire took some of the steam out of the U.S. dollar, and long dollar positions versus New Zealand, Australia, Canada, the U.K, South Africa, Japan, Chile and Korea were unprofitable. Still, long dollar trades against the euro, Swiss franc, Czech koruna, Turkish lira, Colombian peso and Brazilian real produced somewhat offsetting gains.

Short copper trades were unprofitable, while short positions in aluminum, lead, nickel, zinc and silver produced largely countervailing gains.
Short coffee and sugar trades produced profits that marginally outpaced the losses from trading cocoa and cotton.



   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman